Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

	(dollars in thousands)
	Nine months ended September 30, 2017	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Net income (loss)	$34,876	$201,700	$(61,833)	$3,070	$338
Preferred deemed dividends	—	—	—	(9,455)	—
Series B preferred stock dividends	(13,500)	(18,000)	(17,748)	—	—
Net income (loss) attributable to common and participating stockholders	$21,376	$183,700	$(79,581)	$(6,385)	$338
Interest on runoff notes	$1,788	$2,616	$3,702	$8,993	$14,897
Interest charges due to debt facility termination	—	—	—	13,232	—
Total fixed charges	1,788	2,616	3,702	22,225	14,897
Preferred dividends	13,500	18,000	17,748	9,455	—
Total fixed charges and preferred dividends	$15,288	$20,616	$21,450	$31,680	$14,897
Ratio of net income (loss) to combined fixed charges and preferred dividends	228%	978%	(288%)	10%	2%
Ratio of net income (loss) attributable to common and participating stockholders to combined fixed charges and preferred dividends	140%	891%	(371%)	(20%)	2%